UBS Eucalyptus Fund, L.L.C.
ITEM 77(o) 10f-3 Transactions

Security Dendreon Corp.
Date of Purchase 1/27/04
Price $12.75
Shares Purchased 92,400
Purchased From Piper Jaffray
Aggregate amount of offering $130,687,500